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                                   May 2, 2005


FILED ON EDGAR
FAXED - (202) 942-9635

Ms. Kelly McCusker
Staff Accountant,
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C.  20549

                         Re: First Wilkow Venture (the "Partnership")
                             Form 10-K for the year ended December 31, 2004, File no. 0-7798


Dear Ms. McCusker:

         In response to your letter of April 22, 2005, set forth below (in an order that corresponds to your comments) is the supplemental information requested:

Note (1) Summary of Significant Accounting Policies (Principles of Consolidation), page 26

         1. Paragraph 2 of ARB 51 indicates that the usual condition for a controlling financial interest is ownership of a majority voting interest and, therefore, as a general rule, ownership by one company (the "Investor Company"), directly or indirectly, of over fifty per cent of the outstanding voting shares of another company (the "Operating Company") serves as a basis for consolidation. SOP 78-9 Accounting for Investments in Real Estate Ventures provides additional guidance with respect to non-corporate forms of ownership. Specifically, in connection with business entities that are administered by general partners (for limited partnerships) or managers (for limited liability companies) - collectively "Managing Parties," such Managing Parties (and not the limited partner or member - collectively the "Investor Company") are generally deemed to have a controlling interest by virtue of their extraordinary powers under the governing documents, unless the Investor Company has the right to approve major decisions, as well as the right to remove the Managing Parties, under the terms of the applicable governing documents.

         In this case, the applicable governing documents for the Operating Companies give the Partnership, which owns a majority interest, the right to approve the acquisition, sale or refinancing of the principal asset, as well as the right to remove the Managing Party by majority vote. For all of these reasons, we believe that the Partnership has "effective control" over the consolidated entities and as such, that consolidation is deemed appropriate.

Note (2) Investments in Real Estate Partnerships and Co-Tenancies, page 28

         2. EITF Topic D-46 outlines the SEC staff's revised position regarding investments in limited partnerships. The guidance provided in SOP 78-9, indicates that for all limited partnership investments made after May 18, 1995, the equity method should be used to account for limited partnership interests unless the investor interest "is so minor that the limited partner may have virtually no influence over partnership operating and financial policies." Each of the investments referred to in notes 1 and 2, which range from a 3% to a 5% ownership interest, have been made pursuant to governing documents that expressly provide that the business and affairs of these entities shall be directed and managed by the Managing Parties and that the Managing Parties shall have the full,



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May 2, 2005
Page 2


complete and exclusive authority, power and discretion to make any and all decisions regarding matters relating to the Operating Company's business. In light of the foregoing, it was determined that the Partnership has "virtually no influence over partnership operating and financial policies" and, therefore, the cost method was the appropriate method of accounting.

         3. The Partnership is, effectively, consolidating Centennial FWV, LLC by including Centennial FWV, LLC's sole asset, an investment in Centennial Village Phase II Shopping Center, on its balance sheet via the investment account.

Note (4) Recent Accounting Pronouncements, page 41

         4. Paragraph 32 of FIN 46R relates to public entities; whereas the Partnership is a nonpublic entity, as defined by Paragraph 395 of SFAS 123, because limited partnership units in the Partnership's are not publicly traded and the Partnership has not made a filing in anticipation of a sale of securities in a public market. Accordingly, the applicable provision of FIN 46R is paragraph 35, which states that "a nonpublic enterprise shall apply this Interpretation to all entities that are subject to this Interpretation by the beginning of the first annual period beginning after December 15, 2004."

         5. The provisions of Paragraph 5 of FIN 46R were taken into consideration in determining whether the Partnership's unconsolidated real estate investments are variable interest entities. Subsection 5a does not apply because the entities in which the Partnership has made an investment, has been funded solely with equity capital contributions. While these entities could be viewed as a variable interest entities under Subsections 5b and 5c, it was determined that the Partnership was not a primary beneficiary of a variable interest entity because the Partnership has not provided any subordinated financial support to the entities other than its original equity contribution. Even though there is a relationship between the Partnership and other members of the investments through common ownership, other business entities have provided greater equity contributions or other financial support than the Partnership. As a result of the totality of the circumstances outlined above, it was determined that the consolidation requirements of FIN 46R are not applicable to the entities created after December 31, 2003.

         We acknowledge that:

         * the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

         * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

         * the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                   Sincerely,

                              FIRST WILKOW VENTURE



                                 Marc R. Wilkow
                                 General Partner


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